FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K Documents index

1.	Consolidated Financial Statements of CF Cable TV Inc. and Management Discussion and Analysis for the year ended December 31, 2004.

QUARTERLY REPORT 2004 FISCAL YEAR

CF CABLE TV INC.

CONSOLIDATED FINANCIAL STATEMENTS

Twelve-Month Period January 1st 2004 – December 31, 2004 April 21, 2005

CF CABLE TV INC.
Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

Highlights
Years ended December 31, 2003 and 2004

FINANCIAL STATISTICS

(in thousands of Canadian dollars)	2003	2004

Revenues	$163,480	$179,453
Operating income	50,103	64,861
Depreciation and amortization	14,556	17,275
Net income	37,862	39,836
Cash flows from operating activities	39,625	44,324
Acquisition of fixed assets	19,499	23,914

CUSTOMER STATISTICS

Home passed(1)	659,796	668,623

Cable

Basic Cable Customers(2)	414,807	418,458
% Penetration(3)	62.9%	62.6%
Basic Cable, Net additions (losses)	(6,861)	3,651

Digital Cable Customers	54,881	80,336
% Penetration(4)	13.2%	19.2%
Digital Cable, Net additions	17,538	25,455

Internet Access

Cable Modem	107,059	132,654
% Penetration(3)	16.2%	19.8%
Cable Modem, Net additions	21,251	25,595

(1)	Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(3)	Represents customers as a percentage of homes passed.

(4)	Represents digital customers as a percentage of basic customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

        Certain statements in this report may constitute forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements involve significant risks, uncertainties and assumptions and are subject to change upon various factors, including economic conditions, competition, emerging technologies, regulation and other, many of which are beyond our control. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary materially from those as described herein. Any forward-looking statement speak only as of the date on which it was originally made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This analysis should also be read in conjunction with our Annual Consolidated Financial Statements and the Notes thereto.

General

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain respects. Note 18 to our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 contain discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our consolidated financial statements.

        As calculated in our consolidated financial statements included in this report, operating income for us means earnings before depreciation and amortization, financial expenses, other items (consisting primarily of restructuring charges), income taxes, share in the results of a company subject to significant influence, non-controlling interest in a subsidiary and goodwill amortization. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

        Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable and Internet revenue per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measures reported by other companies. We calculate ARPU by dividing our combined cable television and Internet-access revenues for the applicable period by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues

        Consolidated operating revenues for the year ended December 31, 2004 were $179.5 million, compared to $163.5 million for 2003, an increase of $16.0 million, or 9.8%. The increase would have been $18.2 million or 11.1% if we exclude the impact of the change in accounting policy. See note 1(b) to our consolidated financial statements for the year ended December 31, 2004, 2003 and 2002 and “— Recent Canadian GAAP Accounting Pronouncements.” This growth was primarily the result of an increase in Internet revenues due to a higher number of high speed Internet customers and an increase in the Internet royalty rate paid by a related company. Other increases in revenues resulted from a price increase we implemented in March 2004 for basic cable, the sale of more lucrative cable television packages, an increase in the sales of set-top boxes to digital cable customers and a growth in the number of our basic cable customers by 3,651, or 0.9%.

Average revenue per customer per month (ARPU) increased to $36.10 for the year ended December 31, 2004, from $32.75 for 2003, representing a 10.2% increase. This increase is due to higher penetration of Internet services, price increases and customer conversions from analogue to digital, providing higher revenue per customer. The ARPU would have been $36.55, or a 11.6% increase if we exclude the impact of the change in accounting policy.

Direct Cost and Operating, General and Administrative Expenses

        Directs costs increased by $8.9 million, or 18.5%, to $56.8 million for the year ended December 31, 2004 from $47.9 million for 2003. This increase is mainly attributable to higher volume of sales of set-top boxes to digital cable customers, partially offset by lower acquisition cost and favourable exchange rate on US dollar on this equipment. Direct costs for cable television services for the year 2004, which consist of programming costs, were lower than for the same period in 2003 due to a $1.2 million contract negotiation and litigations settlement with programming services.

Operating and administrative expenses decreased by $7.7 million, or 11.7%, to $57.8 million for the year ended December 31, 2004 from $65.5 million for 2003. The decrease is due to the deferral of $2.2 million of connection incremental and direct costs due to the adoption of the aforementioned new accounting policy and by the change in the percentage of operating and administrative expenses recharged by the parent company, which is based on the number of customers. See “— Contractual Obligations and Other Commercial Commitments.”

Operating Income

        Operating income for the year ended December 31, 2004 was $64.9 million, compared to $50.1 million for 2003, representing an increase of $14.8 million, or 29.5%. Operating income margin increased to 36.1% for the year 2004 from 30.6% for 2003. See “— General” for the reconciliation of operating income to net income.

Depreciation and Amortization

        Depreciation and amortization expenses for the year ended December 31, 2004 were $17.3 million, an increase of $2.7 million, or 18.7%, from $14.6 million for 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial Expenses and Dividend Income

        Financial expenses for the year ended December 31, 2004 were $26.1 million, as compared to $14.7 million revenues for 2003, an increase of $40.8 million. This increase was attributable to $16.3 million of interest expense on the $165.0 million deeply subordinated debt with Vidéotron (1998) Ltée, an affiliated company, which was compensated by a $16.7 million dividend income related to the $165.0 million investment in Vidéotron (1998) Ltée. See “— Liquidity and Capital Resources — Purchase of Shares of Vidéotron (1998) Ltée and Service of Subordinated Loan.” The increase is also due to lower interest revenues on amounts receivable from a parent company and a foreign exchange loss of $1.3 million on US dollar-denominated long-term debt as compared to a gain of $21.3 million in 2003. These amounts were offset by lower interest expenses on long-term debt due to the variation of the foreign exchange rate in 2004.

Income Taxes

        Income taxes recovery for the year ended December 31, 2004 was $1.6 million, compared to $12.5 million of income taxes expenses for 2003, representing an effective tax rate of -4.1% compared to 24.8% in 2003, a decrease of 28.9% based on income before income taxes, share in the results of a company subject to significant influence and non-controlling interest in a subsidiary. This decline is mainly due to the $165.0 million tax consolidation transactions with Vidéotron (1998) Ltée where the dividend income received from an affiliated company was non-taxable. A reversal of an income taxes provision of $8.6 million was recorded in 2004 due to the settlement of notices of assessments also reduced our income taxes.

Net Income

        Our net income was $39.8 million for the year ended December 31, 2004, as compared to $37.9 million for 2003, an increase of $1.9 million, or 5.2%. This increase was mainly due to improved revenues and operating income and from a lower effective tax rate mainly due to the tax consolidation transactions with an affiliated company, offset by a foreign exchange loss of $1.3 million on US dollar-denominated long-term debt as compared to a gain of $21.3 million in 2003. See “— Liquidity and Capital Resources — Purchase of Shares of Vidéotron (1998) Ltée and Service of Subordinated Loan.”

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

        Consolidated operating revenues for the year ended December 31, 2003 were $163.5 million, compared to $164.9 million for 2002, a decrease of $1.4 million or 0.8%. This decrease was primarily the result of the decline in the number of our basic cable customers by 6,861 or 1.6%, partially offset by price increases we implemented in February 2003 for basic cable television customers and an increase in Internet revenues due to an higher number of high speed Internet customers and an increase in the Internet royalties rate paid by a related company.

        Average revenue per subscriber per month (ARPU) increased to $32.75 for the year ended December 31, 2003, from $31.93 for 2002, representing an increase of 2.6%. This increase is due to price increase and customers conversions from analogue to digital, which provides higher revenue per customer.

Direct Cost and Operating, General and Administrative Expenses

        Directs costs declined $0.5 million, or 1.0%, to $47.9 million for the year ended December 31, 2003 from $48.4 million for 2002. This decrease is mainly attributable to the decline in our programming costs due to a decrease in the number of our basic cable customers and the resolution of a dispute with programming services providers.

        Operating, general and administrative expenses increased by $5.1 million, or 8.4%, to $65.5 million for the year ended December 31, 2003 from $60.4 million in 2002. The increase is due to the revision in the percentage of operating, general and administrative expenses recharged by the parent company based on the number of customers from each companies.

Operating Income

        Operating income for the year ended December 31, 2003 was $50.1 million, compared to $56.1 million for 2002, representing a decrease of $5.0 million, or 8.9%. Operating income margin increased to 30.6% for the year 2003 from 34.0% for 2002. See “— General” for the reconciliation of operating income to net income.

Depreciation and Amortization

        Depreciation and amortization expenses for the year ended December 31, 2003 were $14.6 million, a decrease of $0.1 million, or 0.7%, from $14.7 million for 2002.

Financial Expenses and Other Items

        Financial expenses represented revenue of $14.7 million for the year ended December 31, 2003 compared to an expense of $9.0 million for 2002, a reduction of $23.7 million. The reduction is mainly due to a $21.3 million foreign exchange gain on U.S. dollar-denominated long-term debt in 2003, as compared to $1.6 million in 2002, higher interest income from parent company and lower interest expense due to fluctuation of the exchange rate on the U.S. dollar-denominated long-term debt.

Income Taxes

        Income taxes for the year ended December 31, 2003 was $12.5 million, compared to $9.7 million for 2002, representing an effective tax rate of 24.8% compared to 35.1% in 2002, a decrease of 10.3% based on income before income taxes, share in the results of a company subject to significant influence and non-controlling interest in a subsidiary. This decline is mainly due to the $21.3 million foreign exchange gain on U.S. dollar-denominated long-term debt in 2003, as compared to $1.6 million in 2002.

Net Income

        Our net income was $37.8 million for the year ended December 31, 2003, as compared to $18.5 million for 2002, an increase of $19.3 million, or 104.3%. This increase was mainly due to $21.3 million foreign exchange gain on U.S. dollar-denominated long-term debt in 2003, as compared to $1.6 million in 2002, higher interest income from parent company and lower interest expense due to fluctuation of the exchange rate on the U.S. dollar-denominated long-term debt, offset by higher income taxes and operating and administrative expenses.

Liquidity and Capital Resources

        Our principal liquidity and capital resource requirements consist of:

•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base;

•	the cost of migrating our customers from analog to digital cable television service; and

•	the service and repayment of our debt.

Capital Expenditures

        During the year ended December 31, 2004 we invested $23.9 million in fixed assets, as compared to $19.5 million during 2003, an increase of $4.4 million. This growth is mainly to increase the capacity of our Internet network in order to maintain and improve the quality of service offered to our Internet access customers, as the number of customers continue to grow. The speed of our Internet access service was also increased during the year. We continue to focus on success-driven capital spending and maintaining our network so that it remains in very good condition.

        During the year ended December 31, 2003 we invested $19.5 million in fixed assets compared to $11.8 million during the same period in 2002, an increase of $7.7 million. This growth is mainly due to the fact that we purchased back, for an amount of $5.5 million, all the cable infrastructure in dwellings of 20 units and more initially sold to Câblage QMI Inc in 2003.

Servicing and Repayment of Our Debt

        During the year ended December 31, 2004, we made cash interest payments of $9.1 million (excluding the interest on the subordinated debt for tax consolidation with Quebecor Média), as compared to $9.7 million in 2003.

        During the year ended December 31, 2003, we made cash interest payments of $9.7 million, as compared to $11.1 million for the year ended December 31, 2002.

Purchase of Shares of Vidéotron (1998) Ltée and Service of Subordinated Loan

        Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we entered into certain transactions that had the effect of consolidating tax losses within the Vidéotron group.

        In the first quarter of 2004, we entered into a back-to-back transaction by borrowing a $165.0 million subordinated loan from Vidéotron (1998) Ltée, an affiliated company, and using the proceeds to invest in $165.0 million of Vidéotron (1998) Ltée preferred shares. The subordinated loan, maturing on January 16, 2019 and bore interest at an annual rate of 10.75% payable semi-annually. The Quebecor Media preferred shares were redeemable at the option of Vidéotron (1998) Ltée and retractable at our option at the paid-up value and carried a 11.0% annual fixed cumulative preferential dividend payable semi-annually. During the year ended December 31, 2004, we made cash interest payments of $16.3 million with respect to the subordinated loan and received $16.7 million in dividends with respect to our ownership of the Vidéotron (1998) Ltée preferred shares. On December 16, 2004, this subordinated loan was repaid in full with the proceeds from the redemption of the preferred shares of Vidéotron (1998) Ltée, and this back-to-back transaction was unwound.

        This subordinated loan and our investment in Vidéotron (1998) Ltée preferred shares for the same principal amounts had the effect of significantly reducing our income tax obligation. This is because the interest expense on the subordinated loan was deductible for income tax purposes, while the dividend income on the Vidéotron (1998) Ltée preferred shares was not taxable.

Contractual Obligations and Other Commercial Commitments

        Contractual Obligations.  As of December 31, 2004, our material obligations under firm contractual arrangements represent commitments for future payments under our CF Cable notes. These obligations are disclosed in notes 11, 14 and 16 to our audited consolidated financial statements. The CF Cable notes are due in 2007 and are redeemable at our option on or after July 15, 2005 at 100.0% of their principal amount.

        We entered into an agreement by virtue of which most of the operating expenses will be grouped, paid by Vidéotron ltée and re-billed to us on a prorate basis, based on the number of subscribers and revenues. During 2004, an amount of $32.9 million was billed under the agreement (2003 - $34.2; 2002 - $39.5 million), of which $20.9 million (2003 - $25.6; 2002 - $31.2 million) was charged to operating expenses, $10.9 million (2003 - $8.6; 2002 - $8.3 million) was capitalized to fixed assets and $1.1 million was capitalized to deferred charges (2003 – nil; 2002 – nil). See note 15 to our consolidated financial statements for the year ended December 31, 2004, 2003 and 2002.

        As of December 31, 2004, there were no material commitments for capital expenditures.

Sources of Liquidity and Capital Resources

        Our primary sources of liquidity and capital resources are:

•	funds from operations;

•	financing from related party transactions; and

•	capital market debt financings.

        Funds from Operations.   Cash provided by operating activities during the year ended December 31, 2004 was $44.3 million, as compared to $39.6 million in 2003, an increase of $4.7 million, or 11.9%. Cash flows from operations before changes in non-cash operating items amounted to $60.2 million for the year ended December 31, 2004, as compared to $42.6 million in 2003. This $17.6 million increase is mainly due to improved revenues and operating income. Changes in non-cash operating items used $15.9 million in the year ended December 31, 2004, as compared to $3.0 million for 2003, an increase on non-cash operating items used of $12.9 million. The variation in non-cash operating items is mainly due to the timing in the payments made for programming services.

        Cash provided by operating activities during the year ended in December 2003 was $39.6 million, as compared to $53.7 million in 2002, a decrease of $14.1 million. Cash flows from operations before changes in non-cash operating items, amounted to $42.6 million for the year ended in 2003 compared to $40.3 million in 2002. This $2.3 million increase is mainly due to the decline in interest expense on long-term debt and the increase in interest revenues from the parent company. Changes in non-cash operating items used $3.0 million in the year ended December 31, 2003, as compared to $13.4 million provided in 2002, a decrease of $16.4 million. The variation in non-cash operating items was mainly due to a positive cash adjustment in accounts payable in 2002 compared to minor changes in 2003.

        Financing from Related Party Transactions.  During the year ended December 31, 2004 we reduced our advances to Vidéotron Ltée, the parent company, by $48.7 million, as compared to an increase of $20.2 million in 2003, a variation of $68.9 million. This reduction in advances to the parent company was performed due to the redemption of $70.0 million in capital shares.

        On January 16, 2004, we borrowed $165.0 million in the form of a subordinated loan from Vidéotron (1998) Ltée, an affiliated company. We used all the proceeds from this loan to purchase 165,000 preferred shares, Series D of Vidéotron (1998) Ltée. On December 16, 2004, Vidéotron (1998) Ltée redeemed these preferred shares, and we used the proceeds from this redemption to repay in full the outstanding amounts under the $165.0 million subordinated loan. See “— Purchase of Shares of Vidéotron (1998) Ltée and Service of Subordinated Loan.”

        During the year ended December 31, 2003 we increased our advances to Vidéotron Ltée, the parent company, by $20.2 million, as compared to $43.5 million for 2002, a variation of $23.3 million. These amounts consist of excess cash flows generated from the operations included in the cash concentrator of Vidéotron and its consolidated subsidies. Interests on the cash concentrator are paid on a monthly basis.

        Interest Rate and Foreign Exchange Management.  We use certain financial instruments, such as, forward exchange contracts to manage our foreign exchange exposure on debt instruments. These instruments are not used for trading or speculative purposes. See “— Quantitative and Qualitative Disclosure about Market Risk.”

        We expect that our cash requirements relating to our existing operations over the next twelve months will be to fund operating activities and working capital, capital expenditures and debt service payments. We plan to fund these requirements from the sources of cash described above.

        We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with our other available sources of liquidity, will be sufficient for the foreseeable future to fund anticipated capital expenditures and to make required payments of principal and interest on our debt.

Summary of Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that the following are some of the more critical areas requiring the use of management estimates.

Long-Lived Assets

        We review our property and equipment for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing the carrying amount of the assets to the projected cash flows the assets are expected to generate. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value.

        We also evaluate goodwill for impairment on at least an annual basis and whenever events or circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Impairment of goodwill is measured at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit, which are established based on projected discounted future cash flows of the unit using a discount rate reflecting our average cost of funds. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired, and a second test is performed to measure the amount of impairment loss.

        In our determination of the recoverability of property, equipment and goodwill, we based our estimates used in preparing the discounted cash flows on historical and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Employee Future Benefits

        Pensions.     Pension costs of our defined benefit pension plan are determined using actuarial methods and could be impacted significantly by our assumptions regarding future events, including expected return on plan assets and rate of compensation increases. The fluctuation of the discount rate at each measurement date also has an impact.

        Other Post-Retirement Benefits.  We accrue the cost of post-retirement benefits, other than pensions, which are impacted significantly by a number of management assumptions, such as the discount rate, the rate of compensation increase, and an annual rate of increase in the per capita cost of covered benefits. These benefits, which are funded by us as they become due, include mainly life insurance programs and cable service.

        Employee future benefits accounting policy is explained at note 1(j) to our audited consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, and assumptions on expected return on plan assets, rate of compensation increases and discount rates are disclosed in note 3 to our audited consolidated financial statements.

Subsidies on Equipment Sold to Customers

        During the fourth quarter ended December 31, 2003, we revised our accounting policies for the sale of equipment to our customers. Up to the end of the third quarter ended September 30, 2003, the costs of subsidies granted to our customers on the equipment sold were capitalized and amortized over a three-year period on a straight-line basis. We changed our accounting policies to expense, as they are incurred, the costs related to our customers’ subsidies. These changes have been applied retroactively.

Off-Balance Sheet Arrangements

Operating Leases

        We have guaranteed a portion of the residual values of certain assets under our operating leases with expiry dates between 2005 and 2009, to the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then we must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $0.3 million. As at December 31, 2004, we have not recorded a liability associated with these guarantees because we do not expect to make any payments pertaining to the guarantees of these leases.

Risks and Uncertainties

        In the normal course of business, we are exposed to fluctuations in interest rates and exchange rates. We manage the exchange rate exposure through forward exchange contracts. As at December 31, 2004, we were using derivative financial instruments to reduce our exchange rate exposure.

        While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom we deal. We do not hold or issue any derivative financial instruments for trading purposes. A description of the financial derivatives used by us as at December 31, 2004 is provided in note 1(i) to our audited consolidated financial statements included in this report and in “— Quantitative and Qualitative Disclosure about Market Risk.”

        Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of December 31, 2004, we had no significant concentration of credit risk.

Quantitative and Qualitative Disclosure About Market Risk

        In the normal course of business, we are exposed to market risks. In addition to market risks associated with changes in interest rates and the exchange rate of the U.S. dollar to the Canadian dollar, we are also exposed to credit risk. We use certain financial instruments, such as forward exchange contracts. These instruments are not used for trading or speculative purposes.

        The table below provides information on the derivative financial instruments and other financial instruments that are sensitive to changes in interest rates and foreign currencies as of the date shown.

	December 31, 2004

				Fair Value

	Years of Maturity	Year-end Effective Interest Rate	Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments

Debt:
CF Cable notes (2)	2007	7.59%	(90.9)	(93.4)	—	(93.4)
Inter-company Deeply Subordinated Debt		4.50%	(26.0)	(26.0)	—	(26.0)

			(116.9)	(119.4)	—	(119.4)

Other contracts:
Forward exchange contracts (3)	2005		(8.4)	—	(8.4)	(8.4)

			(125.3)	(119.4)	(8.4)	(127.8)

(1)	Including the carrying amount of primary debt instrument and the carrying amount of the currency and interest instrument.

(2)	The fair values of the CF Cable notes are estimated based on their quoted market prices, the estimated value of the foreign exchange contact agreements and the year-end foreign exchange rate.

(3)	The forward exchange contracts cover $53.5 million of the CF Cable notes.

	December 31, 2003

				Fair Value

	Years of Maturity	Year-end Effective Interest Rate	Carrying Amount(1)	Primary Debt Instrument	Currency & Interest Instruments	Total Financial Instruments

Debt:
CF Cable notes (2)	2007	7.59%	(98.0)	(103.4)	—	(103.4)
Inter-company Deeply Subordinated Debt		5.19%	(26.0)	(26.0)	—	(26.0)

			(124.0)	(129.4)	—	(129.4)

(1)	Including the carrying amount of primary debt instrument and the carrying amount of the currency and interest instrument.

(2)	The fair values of the CF Cable notes are estimated based on their quoted market prices, the estimated value of the foreign exchange contact agreements and the year-end foreign exchange rate.

        Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of professional judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

As of December 31, 2004, the aggregate amount of minimum principal payments required in each of the next five years and thereafter based on borrowing levels as at that date are as follows:

Year ending December 31,	(in thousands)

2005	$—
2006	—
2007	90,871
2008	—
2009	—
Thereafter	—

        We are also exposed to changes in the exchange rate of the U.S. dollar to the Canadian dollar since our revenues are received in Canadian dollars while the interest and principal on our CF Cable notes are denominated in U.S. dollars. During the year ended December 31, 2004, we have concluded forward exchange contracts to hedge the foreign exchange fluctuations relating to our CF Cable notes by fixing the U.S. dollar/Canadian dollar exchange rate at 1.3573 on a notional amount of $53.5 million.

        Foreign currency fluctuations have created gains or losses in our results on the non-hedged U.S. dollar-denominated long-term debt. For the year ended December 31, 2004, we had unrealized foreign exchange loss of $1.3 million, as compared to a gain of $21.3 million and $1.6 million for the same period in 2003 and 2002 respectively.

        We are exposed to credit risk in the event of non-performance by the counterparties to our foreign currency contracts and interest rate swap agreements. We do not obtain collateral or other security to secure performance of obligations under financial instruments subject to credit risk, but we mitigate this risk by generally dealing only with major Canadian and U.S. financial institutions with a Standard & Poor’s rating (or the equivalent) of at least A. Accordingly, we do not anticipate incurring any losses as a result of non-performance by the counterparties to our foreign currency contracts.

        We are exposed to credit risk towards our customers. Concentrations of credit risk with respect to trade receivables are limited due to our very large customer base and low receivable amounts from individual customers.

Regulation

        We are subject to extensive government regulation mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, Voice over IP services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition or results of operations.

Competition

        We face competition in the areas of price, service offerings and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we expand into additional services such as interactive services, we may face additional competition. We operate in a competitive business environment which can adversely affect our business and operations. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, digital subscriber line, private cable, other cable distribution and wireless distribution. We also face competition from illegal providers of cable television services and illegal access to foreign DBS and pirate systems that enable customers to access programming services from U.S. and Canadian direct broadcast satellite services without paying any fee.

•	Off-Air Television and Providers of Other Entertainment. Cable television has long competed with broadcast television, which consists of television signals that the viewer is able to receive without charge using an “off-air” antenna. The extent of such competition is dependent upon the quality and quantity of broadcast signals available through “off-air” reception compared to the services provided by the local cable system. Cable systems also face competition from alternative methods of distributing and receiving television signals and from other sources of entertainment such as live sporting events, movie theaters and home video products, including videotape recorders and DVD players. The extent to which a cable television service is competitive depends in significant part upon the cable system’s ability to provide a greater variety of programming, superior technical performance and superior customer service than are available over the air or through competitive alternative delivery sources.

•	Direct Broadcast Satellite. Direct broadcast satellite, or DBS, is a significant competitor to cable systems. DBS delivers programming via signals sent directly to receiving dishes from medium- and high-powered satellites, as opposed to broadcast, cable delivery or lower-powered transmissions. This form of distribution generally provides more channels than some of our television systems and is fully digital. DBS service can be received virtually anywhere in Canada through the installation of a small rooftop or side-mounted antenna. DBS systems use video compression technology to increase channel capacity and digital technology to improve the quality of the signals transmitted to their customers.

•	DSL. The deployment of digital subscriber line technology, known as DSL, provides customers with Internet access at data transmission speeds greater than that which is available over conventional telephone lines. DSL service is comparable to high-speed Internet access over cable systems. We also face competition from other providers of DSL service.

•	VDSL. The CRTC and Industry Canada have authorized video digital subscriber line, or VDSL, services. VDSL technology increases the capacity of DSL lines available, which permits the distribution of digital video. We expect that we will soon face competition from incumbent local exchange carriers, which are in the process of securing licenses to launch video distribution services using this technology.

•	Private Cable. Additional competition is posed by satellite master antenna television systems known as “SMATV systems” serving multi-dwelling units, such as condominiums, apartment complexes, and private residential communities.

•	Other Cable Distribution. Currently, a second cable operator offering analog television distribution and providing high-speed Internet access service is serving multi-unit dwellings in the greater Montréal area.

•	Wireless Distribution. Cable television systems also compete with wireless program distribution services such as multi-channel multipoint distribution systems. This technology uses microwave links to transmit signals from multiple transmission sites to line-of-sight antennas located within the customer’s premises.

•	Grey and Black Market DBS Providers. Cable and other distributors of television signals continue to face competition from the use of access codes and equipment that enable the unauthorized decoding of Canadian and foreign encrypted satellite signals, from unauthorized access to our analog and digital cable signals (black market) and from the reception of foreign signals through subscriptions to foreign satellite television providers that are not lawful distributors in Canada (grey market).

•	Telephony services. Our new telephony service will compete against other telephone companies, including both the incumbent telephone service provider in Québec, which controls a significant portion of the telephony market in Québec, as well as other Voice over IP telephony service providers and cellular telephone service providers.

Canadian and United States Accounting Policy Differences

        We prepare our financial statements in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The areas of material differences and their impact on our financial statements are described in note 18 to our audited annual consolidated financial statements. Significant differences include the accounting for derivative financial instruments and the accounting for development and pre-operating costs.

        Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis, with gains and losses being deferred and recognized in income in the same period and in the same financial category as the income or expenses arising from the corresponding hedged position. Under U.S. GAAP, derivative financial instruments are recorded at fair value.

        Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

        Under U.S. GAAP, we would apply push-down accounting to reflect the new basis of the assets and liabilities after the acquisition of our parent company by Quebecor Media.

Recent Canadian GAAP Accounting Pronouncements

        In 2004, we revised and adopted accounting policy for the timing of revenue and expense recognition regarding the connection fees based on the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 141 and 142. We chose to adopt the new policy prospectively without restatement of prior period.

        Effective January 1st, 2004 the connection fees revenues are now deferred and recognized as revenues over 30 months, such as the estimated average period that customers are expected to remain connected to the network. The incremental and direct costs related to the connection fees, in an amount not exceeding the revenue, are also deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in the operating revenues and expenses. This change in accounting policy had minor effect on operating income and net income. For the year ended December 31, 2004, $2.2 million of revenues and expenses have been deferred in relation to this accounting change.

        The CICA has also issued section 1100 of the CICA Handbook, Generally Accepted Accounting Principles. Section 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles, and it describes both what constitutes, as well as the sources of, Canadian GAAP. This section also provides guidance on which sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of generally accepted accounting principles. Section 1100 of the CICA Handbook came into force on January 1, 2004. In accordance with common industry practices, equipment subsidies were deferred and amortized over a period of three years, and customer reconnection costs were capitalized and depreciated over a three-year or a four-year period on a straight-line basis. Industry practices no longer qualify as being acceptable under Canadian GAAP.

        In June 2003, the CICA amended the standards on the presentation and disclosure of financial instruments included in Section 3860 of the CICA Handbook, Financial Instruments — Disclosure and Presentation. The new standards require obligations that may be settled at the issuer’s option by a variable number of the issuer’s own equity instruments to be presented as liabilities. Thus, securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity. These revised standards are applicable to financial periods starting on or after November 1, 2004. We did not apply these new standards prior to that date.

        In March 2003, the CICA issued Section 3110 of the CICA Handbook, Asset Retirement Obligations. This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards require an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standards define the fair value as the amount at which that liability could be settled in a current transaction between willing parties, other than in a forced or liquidation transaction. An entity is subsequently required to allocate that asset retirement cost to amortize it over its useful life. The standards in Section 3110 are applicable to financial periods starting on or after January 1, 2004. We implemented these new standards in the first quarter of 2004. The adoption of these standards had no impact on our consolidated financial statements for the first quarter ended March 31, 2004.

        In December 2002, the CICA issued Section 3063 of the CICA Handbook, Impairment or Disposal of Long-lived Assets. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by us. It requires that an impairment loss be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal; an impairment should be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. This guideline is harmonized with the corresponding guideline under U.S. GAAP. The new standards in Section 3063 are applicable for financial periods beginning on or after April 1, 2003. We implemented the new standards in the first quarter of 2004. The adoption of these standards had no impact on our consolidated financial statements for the first quarter ended March 31, 2004.

        Since January 1, 2002, in conformity with the recommendations of Section 3870 of the CICA Handbook, we account for all stock-based awards granted by Quebecor Media to certain of our employees that are direct award of stock or call for settlement in cash or other assets, including stock appreciation rights, by the fair value method. Under the fair-value based method, compensation cost attributable to awards to employees that call for settlement in cash or other assets is recognized over the vesting period in operating expenses. Changes in fair value between the grant date and the measurement date result in a change in the measure of the compensation cost.

        In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationship, and in November 2002 the CICA amended the effective date of this guideline. This accounting guideline establishes new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. On January 1, 2004 we re-assessed all hedging relationships to determine whether the criteria established by the CICA’s new accounting guideline were met or not and we began applying the new guideline on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flow between the hedged item and the hedging item. Since the new Canadian criteria for documentation of hedge accounting are consistent with existing U.S. criteria for qualifying for hedge accounting, with which we comply, there was no material impact from adopting this accounting guideline.

        On January 27, 2005, the CICA issued the following new standards in the CICA Handbook relating to the reporting of financial instruments:

• Section 1530, Comprehensive Income;

• Section 3251, Equity (replacing Section 3250, Surplus);

• Section 3855, Financial Instruments – Recognition and Measurement; and

• Section 3865, Hedges.

        These new standards will become effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption of these new standards is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We are currently assessing the impact that these new standards will have on our financial statements prepared in accordance with Canadian GAAP. We believe, however, that these new standards are similar to those currently used for U.S. GAAP purposes.

Recent U.S. GAAP Accounting Pronouncements

        In May 2003, FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FAS 150), which requires companies to evaluate certain financial instruments within the scope of the standard to determine their appropriate classification as liabilities measured at their fair value. FAS 150 is effective immediately for all financial instruments of public companies entered into or modified after May 31, 2003, and it is otherwise effective for the first interim period beginning on or after June 15, 2003. This Statement had no impact on our financial statements.

        In April 2003, FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends the financial accounting and reporting for derivative instruments to clarify the definition of a derivative, expand the nature of exemptions from the statement, clarify the application of hedge accounting when using certain instruments, clarify when an embedded derivative with an underlying that is an interest rate or interest rate index is not considered clearly and closely related to the host contract, and modify the cash flow presentation of derivative instruments that contain financing elements. This statement is effective for derivative transactions and hedging relationships entered into or modified after June 30, 2003. This Statement had no impact on our financial statements.

KPMG LLP
Chartered Accountants
2000 McGill College Avenue	Telephone (514) 840-2100
Suite 1900	Telefax (514) 840-2187
Montréal (Québec) H3A 3H8	www.kpmg.ca

AUDITORS’ REPORT

TO THE MANAGEMENT OF
CF CABLE TV INC.

We have audited the consolidated balance sheets of CF Cable TV Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CF Cable TV Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
January 28, 2005

CF CABLE TV INC. Consolidated Statements of Operations Years ended December 31, 2004, 2003 and 2002 (in thousands of dollars)

	2004	2003	2002

			(Restated - note 1 (b))

Operating revenue	$179,453	$163,480	$164,940

Direct costs	56,755	47,906	48,409

	122,698	115,574	116,531

Operating and administrative expenses	57,837	65,471	60,427

Operating income before the undernoted	64,861	50,103	56,104

Depreciation and amortization (note 4)	17,275	14,556	14,660

Financial expenses (note 5)	26,104	(14,702)	9,013

Dividend income from a company under common control	(16,658)	—	—

Other items (note 6)	—	—	4,870

Income before the undernoted	38,140	50,249	27,561

Income taxes (note 7):
Current	665	1,215	593
Future	(2,224)	11,249	9,074

	(1,559)	12,464	9,667

	39,699	37,785	17,894

Share in the results of a company subject to significant influence	138	77	666

Non-controlling interest in a subsidiary	(1)	—	(95)

Net income	$39,836	$37,862	$18,465

See accompanying notes to consolidated financial statements.

CF CABLE TV INC. Consolidated Statements of Retained Earnings (Deficit) Years ended December 31, 2004, 2003 and 2002 (in thousands of dollars)

	2004	2003	2002

			(Restated - see note 1 (b) (i))

Balance at beginning of year:
As previously reported	$6,235	$(28,242)	$(49,358)
Changes in accounting principles (note 1 (b) (i))	—	(1,760)	(970)

As restated	6,235	(30,002)	(50,328)

Excess of the fair value over the carrying value of the assets sold to an affiliated company (note 2 (a))	—	(1,625)	1,861

Net income	39,836	37,862	18,465

Balance at end of year	$46,071	$6,235	$(30,002)

See accompanying notes to consolidated financial statements.

CF CABLE TV INC. Consolidated Balance Sheets As at December 31, 2004 and 2003 (in thousands of dollars)

	2004	2003

Assets

Current assets:
Cash	$70	$155
Amounts receivable from parent company	33,973	75,266
Amounts receivable from affiliated companies (note 15)	2,260	2,762
Advances to parent company	733	733
Income taxes receivable	15	—
Prepaid expenses and other current assets	706	633
Future income taxes (note 7)	8,447	1,295

	46,204	80,844

Fixed assets (note 8)	198,281	195,582
Goodwill	167,892	167,892
Other assets (note 9)	6,501	5,388

	$418,878	$449,706

Liabilities and Shareholder’s Equity

Current liabilities:
Issued and outstanding cheques	$164	$51
Accounts payable and accrued liabilities	16,642	29,786
Amounts payable to affiliated companies (note 15)	9,400	317
Deferred revenue and prepaid services	21,943	19,410
Income taxes payable	91	45

	48,240	49,609

Deferred revenue	3,864	—
Forward exchange contract (note 14)	8,476	—
Future income taxes (note 7)	24,188	34,760
Due to parent company (note 10)	25,969	25,969
Long-term debt (note 11)	90,871	98,015
Non-controlling interest in a subsidiary	—	10

	201,608	208,363
Shareholder’s equity:
Share capital (note 12)	165,000	235,000
Contributed surplus (note 7)	6,199	108
Retained earnings	46,071	6,235

	217,270	241,343

Commitments and guarantees (note 16)
Contingencies (note 17)

	$418,878	$449,706

See accompanying notes to consolidated financial statements. On behalf of the Board: ______________________ Director ______________________ Director

CF CABLE TV INC. Consolidated Statements of Cash Flows Years ended December 31, 2004, 2003 and 2002 (in thousands of dollars)

	2004	2003	2002

			(Restated - note 1 (b))
Cash flows from operating activities:
Net income	$39,836	$37,862	$18,465
Adjustments for the following items:
Depreciation and amortization (notes 1 (b) (i), 4 and 5)	17,940	14,822	14,926
Future income taxes	(2,224)	11,249	9,074
Share in the results of a company subject to significant influence	(138)	(77)	(666)
Non-controlling interest in a subsidiary	1	—	95
Loss (gain) on disposal of fixed assets	3,459	(25)	—
Loss (gain) on foreign currency denominated debt	1,332	(21,251)	(1,628)
Other	—	(2)	16

	60,206	42,578	40,282
Net change in non-cash operating items (note 13)	(15,882)	(2,953)	13,432

	44,324	39,625	53,714
Cash flows from investing activities:
Acquisition of fixed assets	(23,914)	(19,499)	(11,790)
Net change in deferred charges	—	—	(60)
Proceeds from disposal of fixed assets	554	27	200
Proceeds from disposal of preferred shares of an affiliated company (note 2 (a))	—	—	6,820
Acquisition of non-controlling interest	(10)	—	(1,890)
Acquisition of shares of a company under common control	(165,000)	—	—
Proceeds from disposal of shares of a company under common control	165,000	—	—
Dividend received from an affiliated company	110	88	—

	(23,260)	(19,384)	(6,720)
Cash flows from financing activities:
Repayment of long-term debt	—	(25)	(3,409)
Amounts due to affiliated companies	48,738	(20,172)	(43,461)
Increase in intercompany loan from a company under common control	165,000	—	—
Repayment of intercompany loan from a company under common control	(165,000)	—	—
Redemption of paid-up capital on common shares	(70,000)	—	—
Other	—	—	(95)

	(21,262)	(20,197)	(46,965)

Net change in cash and cash equivalents	(198)	44	29
Cash and cash equivalents at beginning of year	104	60	31

Cash and cash equivalents at end of year	$(94)	$104	$60

Cash and cash equivalents are comprised of:
Cash	$70	$155	$72
Issued and outstanding cheques	(164)	(51)	(12)

	$(94)	$104	$60

See accompanying notes to consolidated financial statements.

CF CABLE TV INC. Notes to Consolidated Financial Statements Years ended December 31, 2004, 2003 and 2002

1.	Significant accounting policies:

	(a)	Consolidated financial statements:

These consolidated financial statements expressed in Canadian dollars are prepared in accordance with Canadian generally accepted accounting principles. The main differences between United States and Canadian generally accepted accounting principles are described in note 18.

The consolidated financial statements include the accounts of CF Cable TV inc. (the “Company”) and all its subsidiaries from the date of acquisition of their control.

	(b)	Changes in accounting policies:

(i)	Reconnection costs:

During the year ended December 31, 2003, the Company revised its accounting method for reconnecting costs. Before this change, the costs of reconnecting subscribers, which included material, direct labor, and certain overhead charges were capitalized to fixed assets and depreciated over a three-year or a four-year period on a straight-line basis.

The Company changed its accounting principle to expense as they are incurred, the costs of reconnecting subscribers. These changes have been applied retroactively and had the following effects for the year ended December 31, 2002: the direct and operating costs increased by $2.0 million, the depreciation expense, income tax expense and net income decreased by $0.8 million, $0.4 million and $0.8 million, respectively.

As at December 31 2002, fixed assets decreased by $2.7 million, future income tax assets increased by $1.0 million and the deficit as at January 1, 2002 increased by $1.0 million and by $1.8 million as at January 1, 2003.

(ii)	Long-lived assets:

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA“) Handbook Section 3063, “Impairment of Long-Lived Assets”. Long-lived assets, including fixed assets and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable. If the sum of undiscounted net cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2004, no such impairment had occurred.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

1. Significant accounting policies (continued):

(b) Changes in accounting policies (continued):

(iii)	Asset retirement obligation:

Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110 “Asset Retirement Obligation”. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations.

The standard requires the Company to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The asset retirement cost is capitalized as part of the related asset and is amortized to earnings over time. The standard describes the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in forced or liquidation transaction and is adjusted for any changes resulting from passage of time and any changes to the timing or the amount of the original estimate or undiscounted cash flows. The Company is subsequently required to allocate the asset retirement cost to expense using a systematic and rational method over the asset’s useful life.

The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

(iv)	Revenue recognition and revenue arrangements with multiple deliverables:

In 2004, the Company revised and adopted an accounting policy for the timing of revenue and expense recognition regarding connection fees based on CICA Emerging Issues Committee Abstracts 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

Effective January 1, 2004, the connection fee revenues are now deferred and recognized as revenues over 30 months, the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection and reconnection fees, in an amount not exceeding the revenue, are now deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in the operating revenues and expenses, and the reconnecting costs were also expensed as incurred. This change in accounting policy had no effect on the amounts of reported operating income and net income. For the year ended December 31, 2004, deferred revenue and deferred charges increased by $2.2 million.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

1. Significant accounting policies (continued):

(b) Changes in accounting policies (continued):

(v)	Generally accepted accounting principles:

In June 2003, the CICA released Handbook Section 1100, “Generally Accepted Accounting Principles”. This section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary source of GAAP. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

(c)	Investments:

The investment in the common shares of a company subject to significant influence is accounted for under the equity method, whereas other investments are accounted for at cost. Should a permanent decline in value occur, a write-down would be recorded in the books.

(d)	Fixed assets:

Fixed assets are recorded at cost, net of related grants and income tax credits. Cost includes material, direct labour, certain overhead charges and financial expenses relating to the projects to construct and connect receiving and distribution networks. Expenditures for additions, improvements and replacements are capitalized, whereas expenses for maintenance and repairs are charged to operating and administrative expenses as incurred.

Depreciation is calculated using the following depreciation basis and periods or rates:

Asset	Basis	Period/rate

Receiving and distribution networks	Straight-line	3 years to 20 years
Furniture and equipment	Declining balance	20% to 30%
	and straight-line	3 years to 7 years
Buildings	Declining balance	5%

(e)	Other assets:

Other assets are recorded at cost and include long-term financing costs that are amortized over the term of the debt using the straight-line method. Development costs related to new specialty services and pre-operating expenditures are amortized when commercial operations begin using the straight-line method over a of three-year period.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

1. Significant accounting policies (continued):

(f)	Goodwill:

Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is not required. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

(g)	Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and short-term liquid investments maturing within three months from the date of acquisition, less issued and outstanding cheques.

(h)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantively enactment date. Future income tax assets are recognized and, if realization is not considered “more likely than not”, a valuation allowance is provided.

(i)	Revenue recognition:

Operating revenues from cable television and other services, are recognized when services are provided. When subscribers are invoiced, the portion of unearned revenues is recorded under “Deferred revenue”.

Promotional offers are accounted for as a reduction of the related service revenue when customers are taking advantage of the offer.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

1. Significant accounting policies (continued):

(j)	Derivative financial instruments:

The Company uses derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or issue derivative instruments for speculative purposes.

The Company entered into forward exchange contracts to manage exchange rate exposures relating to the reimbursement of its foreign currency denominated debt. Translation gains and losses on the related foreign currency denominated debt are offset by corresponding translation losses or gains on the forward exchange contracts. Net gains or losses are recognized in the statement of operations.

(k) Employee future benefits:

Vidéotron (Régional) ltée, a subsidiary, offers a defined benefit career salary pension plan to certain employees and a last five years average salary pension plan for other employees.

Pension plan costs are determined using actuarial methods and are funded through contributions determined in accordance with the projected benefit method pro-rated on service, which incorporates management’s best estimate of future salary levels, other cost escalations, retirement ages of employees and other actuarial assumptions. Pension plan expense is charged to operations and includes:

–	The cost of pension plan benefits provided in exchange for employees’ services rendered during the year;

–
The amortization of the initial net transition asset, prior service costs and amendments, on a straight-line basis over the expected average remaining service period of the active employee group covered by the plans;

–
The interest cost of pension plan obligations, the expected return on pension fund assets, and the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the benefit obligation or fair value of plan assets over the expected average remaining service life of the employee group covered by the plans for the purpose of calculating the expected return on plan assets. Those assets are valued at fair value.

The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally life insurance, are accounted for during the employees’ working active period.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

1. Significant accounting policies (continued):

(l)	Foreign currency translation:

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Translation gains and losses are recognized in the statement of operations.

(m)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, the useful life of assets for depreciation, amortization and evaluation of net recoverable amount of fixed assets, goodwill, and development and pre-operating costs and provisions for income taxes. Accordingly, actual results could differ from those estimates.

2. Business reorganisation:

(a)
On February 8, 2002, the Company and its subsidiaries sold its wire business to an affiliated company, Câblage QMI Inc., for a total consideration of $6.82 million in preferred shares. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets sold, representing $1.86 million has been credited to deficit. On February 8, 2002, Câblage QMI Inc. redeemed the preferred shares issued previously. On December 23, 2003, Câblage QMI Inc., sold back its business to the Company and received $4.5 million in exchange. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets purchased, represents $1.63 million and has been debited to retained earnings.

(b)
In 2002, CF Cable TV Inc. proceeded to a reorganization of the subsidiaries under its control: Vidéotron (RDL) Ltée, Vidéotron (Granby) Ltée, TDM Newco Ltée, Vidéotron (Richelieu) Ltée and Vidéotron (Laurentien) Ltée. These subsidiaries were merged or wound up into a company, renamed Vidéotron (Régional) Ltée, subsidiary of CF Cable TV Inc.

(c)
In 2002, Télécâble Charlevoix (1977) Inc., a subsidiary of the Company, redeemed from its non-controlling shareholder, 189,000 of Class “D” preferred shares for a total consideration of $2.0 million including cumulative unpaid dividends of $0.1 million. In 2004, the remaining shares held by the non-controlling shareholder were redeemed for a total consideration of $0.01 million.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

2. Business reorganisation (continued):

(d)
During the year ended December 31, 2004, the Company acquired from its ultimate parent company, income tax deductions of $15.5 million, which are recorded as future income tax assets. The consideration paid to the parent amounted to $9.4 million. The difference of $6.1 million has been credited to contributed surplus.

(e)
On January 16, 2004, the Company contracted a subordinated loan of $165.0 million bearing interest at 10.75% from Vidéotron (1998) Ltée, a company under common control. On the same day, the Company invested the whole proceeds of $165.0 million into 165,000 preferred shares, Series D of Vidéotron (1998) Ltée. These shares carry the rights to receive an annual dividend of 11%. In December 2004, the Company reimbursed the loan and Vidéotron (1998) Ltée redeemed the preferred shares of $165.0 million.

3.	Employee future benefits:

The Company maintains a defined benefit pension plan. The Company’s policy is to maintain its contribution level sufficient to cover benefits.

The latest actuarial valuation of the defined benefit plan was performed as at December 31, 2001. The next actuarial valuation will be performed as at December 31, 2004. The following tables provide a reconciliation of the changes in the plan’s benefit obligations and fair value of plan assets for the years ended December 31, 2004, 2003 and 2002, and a statement of funded status as at these dates:

	2004	2003	2002

	(in thousands of dollars)

Change in benefit obligations:
Benefit obligations, beginning of year	$5,488	$5,064	$5,650
Service costs	153	151	134
Interest costs	339	332	320
Actuarial (gain) loss	312	142	(695)
Benefits and settlements paid	(435)	(201)	(345)

Benefit obligations, end of year	$5,857	$5,488	$5,064

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

3. Employee future benefits (continued):

	2004	2003	2002

	(in thousands of dollars)

Change in plan assets:
Fair value of plan assets, beginning of year	$6,254	$5,978	$6,422
Actual return on plan assets	597	425	(151)
Employer contributions	56	52	52
Benefits and settlements paid	(435)	(201)	(345)
Transfer from another pension plan	13	—	—

Fair value of plan assets, end of year	$6,485	$6,254	$5,978

	2004	2003	2002

	(in thousands of dollars)

Reconciliation of funded status:
Excess of fair value of plan assets over benefit obligations, end of year	$628	$766	$914
Unrecognized actuarial loss	1,993	1,884	1,759

Net amount recognized in balance sheet as deferred benefit costs	$2,621	$2,650	$2,673

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

3.	Employee future benefits (continued):

Components of the net benefit costs (credit) are as follows:

	2004	2003	2002

	(in thousands of dollars)

Service costs	$153	$151	$134
Interest costs	339	332	320
Actual return on plan assets	(597)	(425)	151
Actuarial loss (gain) on accrued benefit obligation	312	142	(695)

Elements of net benefit	207	200	(90)

Difference between actual and expected return on plan assets	126	—	(661)
Deferral of actuarial loss (gain) on accrued benefit obligation	(257)	(142)	695
Amortization of previously deferred actuarial gain	—	(51)	—

Total adjustments to recognize the long-term nature of benefit costs	(131)	(193)	34

Net benefit costs (credit)	$76	$7	$(56)

Amounts recognized on the balance sheets are as follows:

	2004	2003

	(in thousands of dollars)

Accrued benefit liability	$—	$(784)
Employee future benefit costs	2,621	3,434

Net amounts recognized	$2,621	$2,650

The weighted average assumptions used in the measurement of the Company’s benefit obligations are as follows for the years ended December 31, 2004 and 2003.

	2004	2003

Discount rate	6.00%	6.25%
Expected return on plan assets	7.50%	7.75%
Rate of compensation increase	3.50%	3.25%

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

4. Depreciation and amortization:

	2004	2003	2002

	(Restated - see see note 1 (b))
	(in thousands of dollars)

Fixed assets	$17,202	$14,444	$13,673
Deferred charges	73	112	987

	$17,275	$14,556	$14,660

Operating, general and administrative expenses include $0.4 million in 2004 of amortization of connection fees.

5. Financial expenses:

	2004	2003	2002

	(in thousands of dollars)

Third parties:
Interest on long-term debt	$8,976	$9,661	$11,006
Amortization of deferred financing costs	266	266	266
(Gain) loss on foreign denominated debt	1,332	(21,251)	(1,628)
(Gain) loss on foreign currency short-term monetary item	(289)	(578)	27
Others	70	61	—

	10,355	(11,841)	9,671

Parent company:
Interest	(531)	(2,861)	(658)

Companies under common control:
Interest expense	16,280	—	—

	$26,104	$(14,702)	$9,013

Interest paid to third parties for the year amounted to $9.1 million (2003 - $9.7 million; 2002 - $11 million).

Interest paid to affiliated companies for the year amounted to $16.3 million (2003 - nil; 2002 - $0.1 million). Interest received from affiliated companies during the year amounted to $0.5 million (2003 - $2.9 million; 2002 - $0.7 million).

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

6. Other items:

	2004	2003	2002

	(in thousands of dollars)

Restructuring costs (1)	$—	$—	$4,870

(1)	In 2002, the Company conducted a cost reduction program which included labor reductions and consequently employee termination benefits and other related charges.

7.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes, share in the results of a company subject to significant influence and non-controlling interest in a subsidiary based on the consolidated basic income tax rate and the effective income tax rate:

	2004	2003	2002

	(Restated - note 1 (b))
	(in thousands of dollars)

Income taxes based on the combined:
Federal and provincial (Quebec) basic income tax rate of 31.02% (2003 - 33.12%; 2002 - 35.12%)	$11,831	$16,639	$9,679

Change due to the following items:
Federal large corporations tax	573	694	593
Non taxable dividend from a company under common control	(5,167)	—	—
Capital loss (gain) deductible (taxable) at a lower rate	206	(2,604)	—
Non-deductible charges and/or loss deductible at a lower rate or for which the tax benefit was not recorded and other	(439)	(1,352)	355
Changes in enacted tax rate	—	(913)	(960)
Settlement of notices of assessment	(8,563)	—	—

Income taxes based on the effective income tax rate	$(1,559)	$12,464	$9,667

Income taxes paid during the year amounted to $0.8 million (2003 - $1.2 million; 2002 -$0.6 million).

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

7. Income taxes (continued):

The tax effects of significant items comprising the Company’s net future tax liability are as follows:

	2004	2003

	(in thousands of dollars)
Future income tax assets:
Operating loss carryforwards	$22,575	$8,961
Non-deductible provision	1,312	1,295
Differences between book and tax bases of other assets	—	697

	23,887	10,953

Future income tax liabilities:
Differences between book and tax bases of fixed assets	(36,071)	(40,570)
Differences between book and tax bases of other assets	(3,557)	(3,848)

	(39,628)	(44,418)

Net future income tax liability	$(15,741)	$(33,465)

Presented as follows:
Short-term future income tax assets	$8,447	$1,295
Future income tax liabilities	(24,188)	(34,760)

Net future income tax liabilities	$(15,741)	$(33,465)

As at December 31, 2004, the Company had net operating loss carryforwards for income tax purposes available to reduce future federal and provincial taxable income of approximately $75.3 million and $66.4 million as follows:

	Federal	Provincial

	(in thousands of dollars)

2006	$57,098	$47,648
2007	14,891	16,213
2008	—	—
2009	—	—
2010	—	—
2011	3,344	2,554

	$75,333	$66,415

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

7.	Income taxes (continued):

During the year ended December 31, 2004, the Company acquired from the parent company, income tax deductions of $15.5 million, which are recorded as future income tax assets. The consideration payable to the parent company amounts to $9.4 million. The difference of $6.1 million has been credited to contributed surplus.

8.	Fixed assets:

			2004

	Cost	Accumulated depreciation	Net book value

	(in thousands of dollars)

Receiving and distribution networks	$363,076	$169,254	$193,822
Furniture and equipment	19,386	17,972	1,414
Buildings	4,179	1,764	2,415
Land	630	—	630

	$387,271	$188,990	$198,281

			2003

	Cost	Accumulated depreciation	Net book value

	(in thousands of dollars)

Receiving and distribution networks	$342,934	$152,632	$190,302
Furniture and equipment	19,355	17,539	1,816
Buildings	4,767	2,040	2,727
Land	737	—	737

	$367,793	$172,211	$195,582

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

9. Other assets:

	2004	2003

	(in thousands of dollars)

Long-term financing fees	$639	$905
Development and pre-operating costs	—	73
Employee future benefit costs (note 3)	2,621	3,434
Deferred connection fees	2,246	—
Investments	995	976

	$6,501	$5,388

10. Due to parent company:

	2004	2003

	(in thousands of dollars)

Inter-company Deeply Subordinated Debt, bank prime rate plus 2% and repayable after the total repayment of the Senior Secured First Priority Notes	$25,969	$25,969

The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. The parent company waives annually the interests on this debt.

11.	Long-term debt:

	2004	2003

	(in thousands of dollars)

Senior Secured First Priority Notes (a)	$90,871	$98,015

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

11.	Long-term debt (continued):

(a)	Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$75.6 million in 2004 and 2003 bear interest at the rate of 9.125% and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of the Company and certain of its subsidiaries. In addition, the Company and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realization on the assets of the Company and its subsidiaries, the proceeds thereof would be first used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement.

12.	Share capital:

Authorized:

100,000,000 preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, carrying a fixed annual cumulative preferred dividend at a rate equal to the prime rate of the lead banker of the Company plus 2.25% and redeemable.

100,000,000 common shares, without par value, with voting rights and participating

	2004	2003

	(in thousands of dollars)

Issued and paid: 5,000,230 common shares	$165,000	$235,000

On January 16, 2004, the Company reduced the paid-up capital on common shares for a total amount of $70.0 million.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

13.	Net change in non-cash operating items:

	2004	2003	2002

	(in thousands of dollars)

Accounts receivable	$—	$—	$118
Income taxes	31	45	370
Amounts receivable from affiliated companies	(6,944)	(1,658)	2,940
Prepaid expenses and other current assets	(73)	(110)	402
Accounts payable	(12,331)	189	11,908
Amounts due to affiliated companies	(317)	(210)	(420)
Deferred revenue and prepaid services	6,397	(1,209)	(1,886)
Deferred connection fees	(2,645)	—	—

	$(15,882)	$(2,953)	$13,432

14.	Financial instruments:

(a)	Fair values:

The carrying amount of cash, issued and outstanding cheques, accounts payable and accrued liabilities and amounts receivable/payable to affiliated companies approximates their fair value as these items will be realized or paid within one year.

As at December 31, the estimated fair values of long-term debt and derivative financial instruments are as follows:

		2004		2003

	Book value	Fair value	Book value	Fair value

	(in thousands of dollars)
Financial liabilities

Long-term debt:
Senior Secured First Priority Notes	$90,871	$93,370	$98,015	$103,406

Derivative financial instruments:
Forward exchange contract	(8,476)	(8,476)	—	—

Inter-company Deeply Subordinated Debt due to parent company	25,969	25,969	25,969	25,969

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

14.	Financial instruments (continued):

(a)	Fair values (continued):

The fair value estimates are based on market quotes, when available, or on rates that the Company could obtain for instruments having the same characteristics. These estimates are subjective in nature and involve uncertainties and matters of professional judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

(b)	Other disclosures:

(i)
The credit risk of the financial instruments arises from the possibility that the counterparties to the agreements or contracts may default on their obligations under the agreements. In order to minimize this risk, the Company’s general policy is to deal only with counterparties with a Standard & Poor’s rating (or the equivalent) of at least A.

(ii)	The Company is exposed to a credit risk towards its customers. However, credit risk concentration is minimized because of the large number of customers.

(iii)	The Company does not have derivatives to mitigate its exposure towards fluctuations of interest rates.

15.	Related party transactions:

In addition to the operations disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value, which is the amount established and agreed to by the related parties:

	2004	2003	2002

	(in thousands of dollars)

Quebecor Média Inc.:
Operating and administrative expenses	$1,368	$1,192	$593

Vidéotron ltée:
Operating revenue	17,993	7,903	4,089
Operating and administrative expenses	—	403	1,717
Operating and administrative expenses recovered	—	141	—

Companies under common control:
Operating revenue	355	332	341
Direct costs	10,900	1,671	1,603
Operating and administrative expenses	1,082	3,370	4,147

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

15.	Related party transactions (continued):

The Company and the parent company have entered into an agreement by virtue of which most of the operating expenses will be grouped, paid by Vidéotron ltée and re-billed to the Company on a prorata basis, based on the number of subscribers and revenues. During 2004, an amount of $32.9 million was billed under the agreement (2003 - $34.2 million; 2002 - $39.5 million), of which $20.9 million (2003 - $25.6 million; 2002 - $31.2 million) was charged to operating expenses, $10.9 million (2003 - $8.6 million; 2002 - $8.3 million) was capitalized to fixed assets, and $1.1 million was capitalized to deferred charges (2003 - nil; 2002 - nil).

16.	Commitments and guarantees:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at December 31, 2004, the maximum exposure in respect of these guarantees is $0.3 million and no amount has been recorded in the financial statements.

17.	Contingencies:

In the normal course of business, the Company is a party to various claims and lawsuits. Even though the outcome of these various pending cases as at December 31, 2004 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its financial position or operating results.

18.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures, that are required under US GAAP.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

18.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

	(1)	Consolidated statements of operations:

	2004	2003	2002

			(restated - see note 1(b)
	(in thousands of dollars)

Net income for the year based on Canadian GAAP	$39,836	$37,862	$18,465
Development and pre-operating costs (a)	73	112	1,016
Interest expense (c)	(1,560)	(1,731)	(1,565)
Income taxes (d)	(22)	(37)	(315)

Net income and comprehensive net income for the year based on U.S.GAAP	$38,327	$36,206	$17,601

(2)	Consolidated shareholder’s equity:

	2004	2003

	(in thousands of dollars)

Shareholder’s equity based on Canadian GAAP	$217,270	$241,343

Cumulative adjustments:
Development and pre-operating costs (a)	—	(73)
Amortization of goodwill (b)	(4,480)	(4,480)
Income taxes (d)	—	22

Shareholder’s equity based on U.S. GAAP	$212,790	$236,812

(a)	Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under U.S. GAAP, most development costs are expensed as incurred.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

18.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(2) Consolidated shareholder’s equity (continued):

(b)	Goodwill:

Effective October 31, 1970, U.S. GAAP require the determination of the fair market value of all intangible assets acquired and that the amount so determined be amortized over a period not exceeding 40 years. Under Canadian GAAP, prior to November 30, 1990, there was no requirement to amortize intangible assets, which were considered to have an indefinite life.

Effective for fiscal periods beginning after December 1, 1990, Canadian GAAP require that all intangible assets be amortized. As a result, commencing September 1, 1991, the Company amortized the acquisition cost of “Goodwill” using the straight-line method, over a period of 40 years.

This amount represents the difference between Canadian GAAP and U.S. GAAP of the accumulated amortization of the goodwill as of December 31, 2001, the date at which goodwill is no more amortized under Canadian and U.S. GAAP.

(c)	Interest expense:

For U.S. GAAP reporting purposes only, the interest waived on the inter-company Deeply Subordinated Debt is recognized as an interest expense and a contribution to equity.

(d)	Income taxes:

Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates, whereas under U.S. GAAP, future income tax assets and liabilities are only measured using enacted tax rates.

Included in the caption “Income taxes”, is the tax effect of various adjustments where appropriate, and the impact of the measurement of income taxes using substantively enacted rate changes that would not have been recorded under U.S. GAAP.

19.	Summarized financial information:

In lieu of providing separate financial statements of the guarantors of the Notes referred to in note 11 (a), set forth below is a summary of financial information as at and for the year ended December 31, 2004 for (i) the Company (carrying its investments in the subsidiaries at cost), (ii) the guarantor subsidiaries of the Company on a combined consolidated basis, and (iii) the Company on a consolidated basis.

CF CABLE TV INC. Notes to Consolidated Financial Statements, Continued Years ended December 31, 2004, 2003 and 2002

19.	Summarized financial information (continued):

Assets and liabilities have been adjusted to reflect the push-down of the investment cost of the Company into its subsidiaries.

	CF Cable TV Inc.

	Non-consolidated	Guarantors	Consolidated

	(in thousands of dollars)

Balance sheet data on Canadian GAAP:
Current assets	$40,954	$5,250	$46,204
Long-term assets	164,914	207,760	372,674
Current liabilities	28,496	19,744	48,240
Long-term liabilities	145,444	7,924	153,368

Statement of income data:
Operating revenue	95,713	83,740	179,453
Operating income before depreciation and amortization, financial expenses, dividend income from a company under common control, other items, income taxes, share in the results of a company subject to significant influence and non-controlling interest in a subsidiary	36,282	28,579	64,861
Income before income taxes, share in the results of a company subject to significant influence and non-controlling interest in a subsidiary	32,007	6,133	38,140
Income for the period based on Canadian GAAP	33,241	6,595	39,836
Income for the period based on U.S. GAAP	31,693	6,634	38,327

Based on the above-mentioned assumptions, non-consolidated shareholder’s equity of the Company amounts to $215.0 million and $215.0 million under Canadian GAAP and U.S. GAAP, respectively. Shareholder’s equity of the guarantors’ subsidiaries, on a combined basis, amounts to $2.3 million and to a deficiency of $2.2 million under Canadian GAAP and U.S. GAAP, respectively. Note 18 provides the adjustments required to reconcile Canadian GAAP to U.S. GAAP, on a consolidated basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC.

(Signed) Yvan Gingras

By:	Yvan Gingras Executive Vice-President, Finance and Operations

Date:	May 2, 2005